

March 15, 2011

Mr. Anthony W. Adler
Principal Financial Officer
Sparta Commercial Services, Inc.
462 Seventh Ave, 20th Floor
New York, NY 10018

> **Re:** **Sparta Commercial Services, Inc.**
> **Form 10-K for the Fiscal Year Ended April 30, 2010**
> **Filed August 13, 2010**
> **Form 10-Q for the Quarterly Period Ended October 31, 2010**
> **Filed December 20, 2010**
> **File No. 000-09483**

Dear Mr. Adler:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings clearly identifying new and deleted disclosure, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-Q for the Quarterly Period Ended October 31, 2010

Condensed Consolidated Statements of Cash Flows, page 6

1. We note you begin cash flows from operating activities with net loss attributed to common stockholders. Please revise your future filings to begin with net loss.

2. It is unclear why depreciation and amortization expense reported here does not reconcile to the consolidated statements of losses (page 4). If amounts of depreciation and

amortization are included within other line items of your statements of losses, please disclose such amounts parenthetically on the face of your financial statements. Please revise your future filings as necessary.

3. Please revise your cash flows from financing activities to present amounts on a gross basis, refer to ASC 230-10-45-26 and revise your future filings as necessary.

Notes to Condensed Consolidated Financial Statements

Note M – Going Concern, page 22

4. We note that you are actively pursuing additional financing through discussions with the U.S. Government. Please expand your discussion in future filings (here and on page 26) to address the nature of such discussions.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

General

5. We note the deterioration in the credit quality of your loan portfolio from April 30, 2010 to October 31, 2010. For example, your nonperforming loans as of October 31, 2010 grew 179% (or $61,312) when compared to April 30, 2010. During this same time period you decreased your allowance by 24.67% (or $36,459). Please revise your disclosure in future filings to more clearly bridge the gap between the significant changes in your recent credit experience and evidence of changes in your overall credit environment with the decrease in your allowance for loan losses. For example, discuss in general the relationship between your non-performing loans and the allowance for loan losses, and discuss in detail the extent to which your non-performing loans are collateralized. Also, clearly discuss how the specific change in delinquencies impacts your calculation of the allowance for loan losses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     You may contact Chris Harley at (202) 551-3695 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Hugh West
Branch Chief